

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3561

February 5, 2010

Mr. John E. Donahue
Chief Financial Officer
Encompass Group Affiliates, Inc.
420 Lexington Avenue
New York, NY 10170

> **Re: Encompass Group Affiliates, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed September 28, 2009**
> **Form 10-Q for the Quarterly Period Ended September 30, 2009**
> **File No. 000-30486**

Dear Mr. Donahue:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please revise your documents in response to our comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies, Estimates and Judgments, page 16

1.   Please revise your disclosure to present a more robust discussion of each of your critical accounting policies. Your disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the

financial statements providing greater insight into the quality and variability of information regarding your financial condition and operating performance. For each critical accounting policy, please consider the following:

- a discussion of why management believes the accounting policy is critical;
- a discussion of how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future;
- sensitivity analysis with respect to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company, including quantitative as well as qualitative disclosure when quantitative information is reasonably available.

For further guidance, see SEC Release No. 33-8350, available on our website at http://sec.gov/rules/interp/33-8350.htm.

Goodwill and Intangible Assets, page 16

2.	It appears your market capitalization is significantly below your book value and the result of your impairment analyses implies there has been no goodwill impairment. Given the significance of your goodwill, please expand your disclosure to provide investors with information to assess the probability of a future material impairment charge. Refer to Item 303(a)(3)(ii) of Regulation S-K. You should disclose whether your reporting unit is at risk of failing step one of the impairment test or that the fair value of your reporting unit is substantially in excess of carrying value and is not at risk of failing step one. To the extent a reporting unit's fair value is not substantially in excess of carrying value and is at risk of failing step one, please disclose the following:

- percentage by which fair value exceeded carrying value as of the date of the most recent test;
- description of how the key assumptions were determined and how the key assumptions have changed during the periods presented;
- discussion of the degree of uncertainty associated with the key assumptions including specifics to the extent possible; and,
- description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please provide us a response including the above information based on your most recent impairment analysis and also tell us how you considered market capitalization in your analysis.

Income tax benefit, page 20

3.   We note your realization of income tax benefits of $1.2 million and $4.5 million
        for FY 2009 and FY 2008, respectively, from the reversal of valuation
        allowances, and an apparent similar reversal for the first quarter of FY 2010. We
        also note the income tax disclosures in Note 10 on page F-26 regarding your
        expectation of potential generation of future taxable income. However, in light of
        your recurring losses and your disclosure on page 7 regarding the loss of
        significant customers in your parts distribution and service solutions businesses,
        we are unclear how you factor in these negative factors behind your expectation
        of potential generation of future taxable income in utilizing the tax benefits.
        Please explain.

Liquidity and Capital Resources, page 21

4.   Please expand your discussion to specifically address liquidity on both a short
        term and long term basis. In addition to the discussion you have provided
        addressing your ability to meet your cash needs for the next 12 months, please
        also address the long-term cash needs in light of anticipated capital expenditures
        and payments on long-term obligations and commitments. Further, your
        discussion should include an evaluation of the certainty of cash flows and a
        discussion and analysis of known trends and uncertainties. For example, please
        specifically address how the loss of a contract with one of your two major
        customers to repair laptops in fiscal 2009 affects your liquidity. See instructions
        2 and 5 of Item 303(a) of Regulation S-K.

5.   We note your disclosure regarding various ratios relating to your debt such as
        how your interest rate on the Subordinated Notes fluctuates based on your debt to
        EBITDA leverage ratio. In order to facilitate an investor's understanding of your
        current status, please disclose your actual ratios. For example we note interest on
        your Subordinated Notes is at 13% per annum plus an increment ranging from 0%
        to 4% based on the debt to EBITDA leverage ratio.

Recent Accounting Pronouncements, page 27

6.   We note you duplicate financial statement footnote disclosures in this section.
        While the requirements of SAB Topic 11:M "Miscellaneous Disclosure —
        Disclosure of the Impact That Recently Issued Accounting Standards Will Have
        on the Financial Statements of the Registrant When Adopted in a Future Period"
        applies to both MD&A and the financial statement footnotes, please revise your
        disclosure to distinguish the future impact of the new accounting treatment
        within MD&A from the effect of the adoption on the financial statements as
        disclosed in the notes. For example, your MD&A disclosure may include the
        impact of the new accounting standard on your financial position and results of
        operations as well as possible future technical violations of debt covenants,

planned changes in business practices or changes in availability or cost of capital. Financial statement footnotes would, however, address when and how the new accounting standard will be accounted for in the financial statements for future periods.

Item 8. Financial Statements and Supplementary Data

Note 1. Basis of Consolidation and Significant Accounting Policies
Goodwill and Intangible Assets, page F-7

7.   Please tell us and revise your disclosure to state when you perform your annual impairment test of goodwill and the reporting unit level at which goodwill is tested for impairment. Refer to FASB ASC paragraph 350-20-35-28.

Note 8.   Preferred Stock, page F-20

8.   Refer to the second and third paragraphs. We note your disclosures that "…the holders of the Series C Preferred, in the aggregate, will be entitled to receive shares of common stock equal to 79.5% of common stock on a fully diluted basis except for dilution for stock options issued to management… This conversion rate will be subject to adjustment downward to a floor of 72.5% if the return, or deemed return, per share of Series C Preferred meets certain targets." Please clarify for us in more detail and in your disclosures the target amounts or percentages and how the downward adjustment works. Also, tell us and disclose whether you are required to deliver registered common shares upon the conversion.

9.   We note you account for the Series C Preferred shares within equity. In light of the non-conventional conversion features of your Series C Preferred shares, it appears the conversion feature is considered an embedded derivative in which its economic characteristics and risks are not clearly and closely related to the equity host contract. If so, we are unclear why you did not bifurcate the derivative and account for it separately from the host contract as required under FASB ASC paragraph 815-15-25-1. Please explain to us in detail. Cite the relevant accounting literature to support your accounting.

10.   Similar to the preceding comment, explain to us why you did not bifurcate and separately account for the embedded derivative related to the conversion feature of Series D Preferred shares in which the holders, in the aggregate, will be entitled to receive shares of common stock equal to 8% of the total outstanding common stock upon conversion.

Note 15.   Segment Information, page F-29

11.   We note you have one reportable segment. Please tell us the operating segments you have identified in accordance with FASB ASC paragraphs 280-10-50-1 through 50-9, the factors used to identify your one reportable segment, and the basis for aggregating identified operating segments. Further, please revise to disclose whether you have aggregated operating segments as required by FASB ASC paragraph 280-10-50-21a.

12.   Please expand your disclosure to provide the amount of revenue for each product and service or each group of similar products and services. If providing the information is impracticable, please disclose that fact. See FASB ASC paragraph 280-10-50-40.

Exhibits 31.1 and 31.2

13.   Please delete the title of the officer from the first sentence of each certification. The wording in each certification should be in the exact format provided by Item 601(b)(31) of Regulation S-K. Please confirm that the inclusion of the title in the first line of each certification for your CEO and CFO was not intended to limit the capacity in which such individuals provided the certification in your Form 10-K for the fiscal year ended June 30, 2009 and in your subsequently filed Forms 10-Q.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detail letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief